November 7, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

Re: Minnesota Life Insurance Company
    Minnesota Life Individual Variable Universal Life Account
    File:  333-198279

Dear Commissioners:

On behalf of Minnesota Life Insurance Company (the "Company") and Minnesota Life Individual Variable Universal Life Account, we are filing this letter as correspondence to the Form N-6 registration statement referenced above (the "Registration Statement"). The letter responds to comments received by the Company from the staff of the Securities and Exchange Commission ("SEC") in a letter dated October 20, 2014 and provides supplemental information regarding changes the Company is making to the Variable Universal Life Insurance Policy (the "Policy") described in the prospectus to the Registration Statement. Those changes will be disclosed in a prospectus included in pre-effective amendment No. 1 to the Registration Statement.

Below are responses to the SEC staff's comments. For the SEC staff's convenience, each of the SEC staff's comments is set forth below, and then the response follows.

* * * * * * * * *

1. Facing Sheet

Please ensure that the facing sheet will be revised to reflect the filing of a pre-effective amendment to the registration statement under the Securities Act of 1933.

Response:

The Company has revised the facing sheet to reflect the filing of a pre-effective amendment to the registration statement under the Securities Act of 1933.

2. General Comments

Please confirm that all special terms have been defined in the text upon their first use or in the glossary of special terms. Confirm that all special terms appear consistently in upper case throughout the prospectus.

Response:

The Company confirms that all special terms have been defined in the text prior to first use or appear in the Glossary. The Company also confirms that it will review and modify the prospectus so that all special terms appear consistently in upper case throughout the prospectus.

3. Fee Tables

a. The fee tables contain significant explanatory text and footnotes which obscure the cost data. Please condense or remove lengthy narrative from the fee table so that investors are better able to ascertain the pertinent cost data.

Response:

In response to the SEC staff comment, the Company has removed language from the following footnotes: (1), (4), (9) on page 9 of the prospectus, and (1) on page 12 of the prospectus. We have modified the language removed from the footnotes and added it after the first sentence of page 6 of the prospectus.

The charges may not be representative of the charges you will pay. Your Policy's schedule pages indicate the charges applicable to your policy. More information about your charges is available upon request by contacting us at the telephone number or address listed on the cover page of this prospectus.

b. Representative Insured. Please use a single representative insured for all charges that are based on personal characteristics of the insured.

Response:

The Company has reviewed disclosure for representative insured's and believes that the use of a single representative insured would not be helpful for purchasers of the Policy. The Company respectfully declines to use a single representative insured for all charges that are based upon characteristics of the insured. Please note that where possible, we have chosen a single representative insured, (i.e., 45 year old male, preferred select non-tobacco risk class) to illustrate the charge.

The Company believes that variations in the representative insured are appropriate for several of the optional agreements. Examples include the use of a younger representative insured for the Guaranteed Insurability Option because the last option exercise date expires at age 40 and an older representative insured for the Overloan Protection Agreement because the earliest exercise date is age 75. In addition, the use of a different representative insured for the Waiver of Premium, Waiver of Charges and the Long Term Care Agreement accurately reflect the type of purchaser most likely to be interested in those particular agreements. Waiver of Premium and Waiver of Charges agreements are disability protection agreements and more often appeal to younger insureds who have an expectancy of a longer work life. Conversely, the Long Term Care Agreement appeals to older insureds who do not have as much of a need for disability type protection and are seeking protection against the costs associated with long term care.

c. Surrender Charges (p. 6). Because there does not appear to be a separate surrender charge imposed under the policy, please delete this entry from the fee table. The explanatory text currently contained under the surrender charge heading may be added to the Policy Issue Charge disclosure.

Response:

The Company has removed the surrender charge disclosure from the fee table and moved the explanatory text as a footnote to the Policy Issue Charge disclosure. The following language will appear as the last sentence in footnote (1) (found on page 9 of the prospectus) to the "Periodic Charges Other Than Investment Option Operating Expenses" table:

For Polices that are terminated or fully surrendered within the first fifteen years after Policy issue or within fifteen years of a an increase in Face Amount, we will assess the sum of any remaining Policy Issue Charges for the Initial Face Amount or the Face Amount increase multiplied by a factor of 1.4, as applicable, as a surrender charge.

d. Fund Operating Expenses (p. 13). Please remove or clarify the bracketed information "[and/or service]" - in the parenthetical description of operating expenses of the funds.

Response:

In response to the SEC Staff comment, the bracketed information has been modified and the disclosure reads as follows:

Total Annual Portfolio Operating Expenses (expenses that are deducted from Portfolio assets include management fees, distribution or service [12b-1 fees] fees, and other expenses).

e. (p. 13) The fund operating expenses table contains a reference for footnote number 3 but no corresponding footnote. Please revise accordingly.

Response:

In response to the SEC Staff comment, the reference to footnote 3 has been removed from the fund operating expenses table.

4. Examples

(p. 20) Please correct the typographical error in the second full paragraph of Example 1 for Indexed Account A to read multiply instead of "multiple." Make conforming changes to Example 2 of Indexed Account A and Example 1 of Indexed Account B.

Response:

In response to the SEC Staff comment, the Company has corrected the typographical error in each of the example for Indexed Account A and B.

5. Information about the Policy

If applicable, please explain how cash value will be affected by any exchange. See Instruction to Item 6(b).

Response:

The Company currently has no plans to offer exchanges of this Policy for other insurance policies and does not believe a disclosure regarding the impact of an exchange on accumulation value is warranted.

6. Death Benefits and Contract Value

Please include disclosure summarizing how deduction of policy charges affect accumulation value. See Item 8(b).

Response:

In response to the SEC staff comment, the following disclosure has been added to the end of the first paragraph under "Fees and Expenses" on page 5 of the prospectus:

The deduction of monthly Policy charges will reduce your Accumulation
Value.

Additionally, the company has added the following disclosure after first paragraph under "Accumulation Value Charges" on page 51 of the prospectus:

The deduction of monthly Policy charges will reduce your Accumulation
Value.

7. Pro rata basis (e.g., p. 36)

On page 36 in the second example regarding fixed indexed account transfers, the registrant references transferring accumulation value on a pro rata basis. The term pro rata basis is also used later in the prospectus: e.g., pages 45, 46, and 54. Please provide a plain English description of the term pro rata when it is first used.

Response:

The Company has reviewed the use of the term pro rata in the prospectus and determined that it is used in different context throughout. Therefore, in order to address the SEC Staff comment we have decided to add an explanatory plain English description each time it is used. Each page reference where it appears is set forth below as well as the new text added to the prospectus. In the section entitled "Fixed Indexed Account Transfers," the following sentence is added after the first sentence of the second example found on Page 36:

Pro-rata basis means Accumulation Value will be transferred proportionally from each Sub-Account in relation to the total
Accumulation Value of all Sub-Accounts in the Variable Account.

In the section entitled, "Fixed Interest Rate Policy Loan," the following sentence will be added to the end of the first paragraph found on Page 45:

Pro-rata basis means the loan amount will be transferred proportionally from the Accumulation Value in each Segment in relation to the total Accumulation Value of all Segments in the Fixed Indexed Accounts.

In the section entitled, "Fixed Interest Rate Policy Loan," the following sentence will be added at the end of number 2 found on Page 46:

Pro-rata basis means the loan amount will be transferred proportionally from the Accumulation Value of each Sub-Account in relation to the total Accumulation Value of all Sub-Accounts in the Variable Account.

In the section entitled, "Fixed Interest Rate Policy Loan," the following sentence will be added at the end of number 4 found on Page 46:

Pro-rata basis means the loan amount will be transferred proportionally from the Accumulation Value of each Segment in relation to the total Accumulation Values of all Segments of the Fixed Indexed Accounts.

In the section entitled, "Fixed Interest Rate Policy Loan
Interest," the following sentence will be added to the end of the last paragraph found on page 46:

Pro-rata basis means interest will be credited proportionally to the Accumulation Value in each Account in relation to the total Accumulation Value of all Accounts listed.

In the section entitled, "Policy Loan Repayment," the following sentence will be added after the second sentence of the second paragraph found on page 47:

Pro-rata basis means the repayment amount will be transferred from the Accumulation Value in each Account in relation to the total Accumulation Value of all Accounts listed.

In the section entitled, "Partial Surrender," the following sentence will be added at the end of number 2 found on page 50:

Pro-rata basis means Accumulation Value will be transferred proportionally from each Sub-Account in relation to the total
Accumulation Value of all Sub-Accounts in the Variable Account.

In the section entitled, "Partial Surrender," the following sentence will be added at the end of number 4 found on page 50:

Pro-rata basis means Accumulation Value will be transferred proportionally from each Segment in relation to the total
Accumulation Value of all Segments of the Fixed Indexed
Accounts.

In the section entitled, "Deduction of Accumulation Value
Charges," the following sentence will be added at the end of number 2 found on page 54:

Pro-rata basis means charges will be deducted proportionally from the Accumulation Value of each Sub-Account in relation to the total Accumulation Value of all Sub-Accounts in the Variable
Account.

In the section entitled, "Deduction of Accumulation Value
Charges," the following sentence will be added at the end of number 4 found on page 55:

Pro-rata basis means charges will be deducted proportionally from the Accumulation Value of each Segment in relation to the total Accumulation Value of all Segments in the Fixed Indexed
Accounts.

Statement of Additional Information

8. Services (p. 2)

a. Please add disclosure concerning the basis of compensation for services for the registrant's last three fiscal years. See Item
17(b)(2)(c) of Form N-6.

Response:

In response to the SEC Staff comment, the following sentence is added to the "Services" paragraph describing services provided by State Street Bank and Trust Company:

State Street provides Minnesota Life with monthly invoices detailing each service provided and agreed upon transaction charges for each specific service.

b. Information required by Item 17(c)(1-5) of Form N-6 is not provided. Please provide disclosure concerning other service providers referenced in Item 17(c)(1-5) and/or provide a response to the staff explaining why responsive disclosure is not required.

Response:

In response to the SEC Staff comment, the following information is provided under Item 17(c)(1) through (5):

Item 17(c)(1) - The Company has no relationships with persons or entities who provide significant administrative or business affairs management services. Therefore, the Company believes that no disclosure is required.

Item 17(c)(2) - The name and principal address of the Company's independent public accountant is provided on page 11 of the Statement of Additional Information under the heading "Experts". The Company believes the current disclosure complies with the requirement in Item 17(c)(2).

Item 17(c)(3) - The Company is the legal owner and holds all of its assets. Therefore, the Company believes that no disclosure is required.

Item 17(c)(4) - The Company's affiliates do not act as an administrative or servicing agent for the Company. The Company does not believe that additional disclosure is required.

Item 17(c)(5) - Securian Financial Services, Inc. is the principal underwriter of the policy and is described as such on page 70 of the prospectus and on page 3 of the Statement of Additional Information. The Company does not believe that additional disclosure is required. The Company believes the current disclosure complies with the requirement in Item 17(c)(5).

9. Operation of Contracts and Registrant

Please confirm that no disclosure is warranted in response to
Item 19(c) and (d) concerning material contracts and frequent transfers of contract value.

Response:

The Company confirms that there are no material contracts that require disclosure under Item 19(c) and that it has no agreements with third parties allowing for frequent transfers of contract value that require disclosure under Item 19(d).

10. Additional Information about Charges

Please provide the disclosure required by Item 21(a), (b), and
(d) of Form N-6 or explain why responsive disclosure is not warranted.

Response:

In response to the SEC Staff comment, the following responses are provided for Items 21(a), (b) and (d):

Item 21(a) - The Company charges a Policy Issue Charge (PIC), which is based upon the Face Amount chosen by the applicant and varies based upon the age, gender and Risk Class of the insured. The PIC is described in Fee Tables and on page 51 of the prospectus. The Company does not believe additional disclosure in the Statement of Additional Information is necessary.

Item 21(b) - The Company does not offer special purchase plans and does not believe that additional disclosure is necessary.

Item 21(d) - In response to the SEC Staff comment, the following disclosure is added immediately following the "Underwriters" section on page 5 of the Statement of Additional Information:

Face Amount Increases

When a Policy Face Amount increase is effective, we will assess the Policy Issue Charge, the Cost of Insurance on the Face
Increase amount as well as any applicable Agreement charges that are based upon the increased net amount at risk.

In addition, for any Policy Face Amount increase, we will allocate Accumulation Value to the base Policy face amount and the increased face amount in the following manner:

Step 1. We allocate Accumulation Value to the base Policy face amount first. We will allocate Accumulation Value to the base Policy face amount to the extent it does not exceed the application IRC Section 7702 corridor factor. If the guideline premium test applies, then the corridor factor is the published value in IRC Section 7702(d)(2). If the cash value accumulation test applies, then the corridor factor is 1 divided by the net single premium (1/NSP).

Once we have allocated Accumulation Value to the base Policy face amount, we will use the same factors to allocate to the additional coverage layers, beginning with the first coverage layer issued. We will use the same methodology, allocating up to the IRC Section 7702 limits, for each coverage layer. If we allocate Accumulation Value to all of the coverage layers and Accumulation has not been completely allocated, we will proceed to Step 2.

Step 2. In this step, the allocation of any remaining Accumulation Value depends on the death benefit option chosen by the Policy Owner.

* If the death benefit option is Level, we apply any remaining Accumulation Value to the last (most recently added) coverage layer. Note that this layer would be the 'worst' underwriting class. Thus by allocating all the excess to this layer, the Policy Owner would have the lowest Cost of Insurance charge.

* If the death benefit option is the Increasing Option, we cycle through the coverage layers again, in order, and fill up each of the coverage layers to the point where we would otherwise need to increase the death benefit to satisfy the minimum IRC Section 7702 requirements. If, after cycling through all coverage layers, there is still Accumulation Value remaining, we allocate the remaining amount to the last coverage layer.

11. Loans

Please provide the disclosure required by Item 23(a)-(e) of Form N-6 or explain why responsive disclosure is not warranted.

Response:

The Company believes that all of the disclosures required under Items 23(a) through (e) are covered in the Policy Loans section of the prospectus beginning on page 45 and therefore no additional disclosure is necessary in the Statement of Additional Information.

12. Financial Statements, Exhibits, and Other Information

Please provide any financial statements, exhibits, consents, and other required disclosure not included in this pre-effective amendment.

Response:

The Company confirms that any financial statements, exhibits, consents, and other required disclosures not included in this initial filing will be included in the pre-effective amendment to the Registration Statement.

13. Power of Attorney

Please provide power of attorney that relates specifically to this registration statement as required by rule 483(b) of the Securities Act. Each power of attorney must either a) specifically list the Securities Act registration number of the initial filing, or
b) specifically name the contract whose prospectus and/or SAI is being registered.

Response:

The Company confirms powers of attorney that relate specifically to the Registration Statement will be included in the pre-effective amendment filing.

* * * * * * * * *

The following additional comments were received from the SEC Staff in a phone conversation on October 24, 2104. The SEC Staff comment is set forth along with the Company response below.

Premium Deposit Account

1. Please confirm that the addition of the Premium Deposit Account to the Policy will not cause the Policy to become a modified endowment contract (MEC) as defined under the Internal Revenue Code of 1986, as amended (IRC). Has the Company obtained an opinion of counsel as to the tax status of the Premium Deposit Account?

Response:

The Company believes that the Premium Deposit Account Agreement will not cause the Policy to become a MEC. The Company pays annual interest on the balance in the Premium Deposit Account, required tax testing occurs when premium is paid on each Policy anniversary and the balance in the Account is not used to support the Policy death benefit until it is transferred as premium on each Policy Anniversary.

The Company reviews relevant tax law, tests for compliance with the IRC, discusses tax matters with tax counsel and is comfortable with its determination that the Premium Deposit Account complies with the IRC.

2. Please provide disclosure describing the impact on the Premium
Deposit Account when the Policy terminates as a result of the insured's death.

Response:

In response to the SEC Staff comment, the Company has added the following disclosure as the sixth paragraph under the description of the Premium Deposit Account Agreement (found on page 58 of the prospectus):

If the insured dies while the Policy and the Premium Deposit Account are in force, we will pay the Death Benefit payable under the Policy as well as any remaining balance in the Premium Deposit Account. We will pay you interest on that remaining balance, using the then current interest rate for the Premium Deposit Account. Interest will be credited from the date of your payment to the Premium Deposit Account or if later, the date the last premium payment was made from the Premium Deposit Account.

In addition, the Company has corrected a typographical error in the last sentence of the fifth paragraph under the description of the Premium Deposit Account. The last sentence of the paragraph should read as follows:

Interest will be credited from the date of your payment to the Premium Deposit Account or if later, the date the last premium payment was made from the Premium Deposit Account.

* * * * * * * * *

The Company believes that the changes noted above satisfy all of the SEC staff's comments. When the Company receives notice from the SEC Staff that it should proceed with the filing of its pre-effective amendment, all of the above proposed changes will be incorporated into pre-effective amendment No. 1 to the Registration Statement. If there are additional questions or comments, please contact the undersigned at (651) 665-4593.

Very truly yours,

/s/ Timothy E. wuestenhagen

Timothy E. Wuestenhagen
Senior Counsel


cc: Thomas E. Bisset, Esq.